UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07005728

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VIANET Direct, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1265 Drummers Lane
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I James Wilent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VIANET Direct, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title



NOTARIAL SEAL
Gail D Smith, Notary Public
Tredyffrin Twp., Chester County
My commission expires March 19, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIANET DIRECT, INC.

* * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

* * * * * * * * * * * * * * * * *

VIANET Direct, Inc.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	190,497
Prepaid expenses		3,869
Note receivable		50,000
Interest receivable		2,083
Deposit in escrow		225,000
Property and equipment, net of accumulated depreciation of $80,646		35,243
Other assets		17,356
Total assets	$	524,048
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Accrued expenses and other payables	$	557,129
Stockholders' deficit		
Convertible preferred stock, Series A, $.001 par value; 15,000 shares authorized, 2,400 shares issued and outstanding		2
Common stock, $.001 par value; 50,000,000 shares authorized, 11,763,740 shares issued and outstanding		11,764
Additional paid-in capital		6,019,274
Deficit accumulated during the development stage		(6,064,121)
		(33,081)
Total liabilities and stockholders' deficit	$	524,048

The accompanying notes are integral part of this financial statement.

1. Organization and Nature of Business

VIANET Direct, Inc. (the "Company") (a Development Stage Company) was incorporated on January 17, 2002, under the laws of the State of Delaware. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On September 18, 2003, the Company became a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has been in the development stage since its formation on January 17, 2002. It is primarily engaged in the development of an electronic trading platform which should provide a highly liquid, efficient and fair securities market for trading equities and other financial securities utilizing intelligent matching systems and interactive on-line transaction systems.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment, which consist primarily of computer equipment, is stated at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the related assets. The useful lives of the assets are 5 years.

Stock Issued and Options Granted for Services
Shares of common stock issued and options granted for other than cash have been assigned amounts equivalent to the fair value of the service received in exchange.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes are recorded to reflect the tax effect for the future benefit expected to arise as a result of net operating loss carryforwards, a Section 179 expense election carryforward, a New York Liberty Zone employment credit and stock options granted for services rendered.

Stock Options

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS"), 123(R), "Share-Based Payment." SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. (See Note 8).

3. Note Receivable

On January 9, 2006, the Company entered into a preliminary agreement to acquire Digital Imaging Resources, Inc., a public company, located in Morristown, N.J. In connection with that agreement, on February 7, 2006 the Company loaned Digital Imaging Resources, Inc., the principal amount of $50,000. The note bears interest at 5% per annum and is due and payable on the anniversary date of the note. The Company, however, could not come to terms with Digital Imaging Resources, Inc., and as a result, the deal did not close. On October 5, 2006, the Company demanded payment of principal and interest from the lender. As of December 31, 2006 the balance is still outstanding.

4. Income Taxes

The Company has remaining net operating loss carryforwards, which are available to offset future taxable income expiring as follows:

Years Ended December 31,	Amount
2022	$ 120,843
2023	892,871
2024	2,045,601
2025	937,474
2026	778,602
	$ 4,775,391

The Company also has available a Section 179 expense election carryforward in the amount of $12,000 and a New York Liberty Zone business employment credit of $23,400.

Deferred taxes are a result of the future benefit expected to arise as a result of net operating loss carryforwards, a Section 179 expense election carryforward, a New York Liberty Zone employment credit and stock options granted for services rendered. However, a 100% valuation allowance has been provided for the tax benefit arising as a result of these temporary differences due to the uncertainty regarding the near term utilization of such benefit. This has resulted in an increase to the valuation allowance amounting to $473,700.

The deferred taxes consist of the following:

	Amount
Deferred tax asset	$ 2,307,000
Valuation allowance	(2,307,000)
Net deferred tax asset	$ -0-

5. Capital Contributions

During the year ended December 31, 2006, the Company issued common stock as follows:

	Number of Shares	Amount
Common stock issued for cash	1,239,400	$ 1,239,400

6. Convertible Preferred Stock, Series "A"

The Company has issued 2,400 shares of Series "A" Convertible Preferred Stock at $625 per share for a total of $1,500,000. Each Series "A" Preferred share is convertible into 1,000 shares of common stock at $.625 per share. The Company also granted the preferred stockholder options to purchase two million shares of common stock at an exercise price of $.50 per share. The options expire in 2009. On March 2, 2006 the Company requested that the preferred shareholder exercise those options. If the preferred shareholder fails to exercise these options, within ten days of receiving such request, then the Company may cancel the options. The preferred shareholder failed to exercise these options in the required period and as a result the options automatically expired.

The preferred shares possess priority over common stock in the event of any voluntary liquidation or dissolution.

In addition, the preferred shares possess pre-emptive rights regarding issuance or sales of the Company's common stock or securities convertible into common stock at prices equal to or greater than $.625 per share over a two year period. In this regard, the holder may purchase up to a number of shares so that his percentage interest of the total outstanding share immediately after the offering is not less than his percentage interest immediately before the offering.

The preferred shares carry with them anti-dilution rights and carry no voting rights until converted into common shares.

7. Outstanding Warrants

As an inducement to purchase shares of common stock, the Company issued warrants. At December 31, 2006, the Company had outstanding warrants to purchase 1,333,387 shares of common stock at prices that range from $ .75 to $1.50 per share. The warrants expire at various dates through 2010. In 2006, there were no warrants forfeited to the Company unexercised.

8. Outstanding Options

The Company has a stock option plan under which they may issue either incentive stock options to employees as defined under Section 422 of the Internal Revenue Code or non-statutory stock options to service providers. The maximum number of shares authorized for issuance under the plan is ten million. The exercise price shall be determined by the administrator on the date of grant. In the case of an incentive stock option, the price shall be no less than 110% of the fair value on the date of grant if the employee owns in excess of 10% of the voting power of all classes of stock. If the employee does not own in excess of 10% of the voting power, the price shall be no less than 100% of the fair value on the date of grant. Non-statutory stock options may be granted at an exercise price of less than 100% of the fair value on the date of grant. The maximum term for the options is ten years.

The following is a summary of activity related to the Company's incentive and non-statutory stock option plan for the year ended December 31, 2006:

	Number of Shares	Weighted Average Exercise Price	Exercise Price	Expiration Date
Outstanding at January 1, 2006	2,725,000	.57	$ .50 to .75	2008 - 2013
Granted	2,700,000	1.00	1.00	2011
Exercised	-			
Forfeited/Returned	(2,525,000)	.55	.50 to .75	2008 - 2013
Outstanding at December 31, 2006	2,900,000	.98		

At December 31, 2006, the Company had outstanding 2,900,000 options as follows:

Options	Number of Shares	Exercise Price	Expiration Date
Incentive	100,000	$ .75	2010
Non-statutory	2,500,000	1.00	2011
Non-statutory	100,000	.75	2010
Incentive	200,000	1.00	2011
	2,900,000		

Non-statutory and incentive options granted to service providers and employees have been recorded at the fair value of the service provided. In lieu of cash payments, the Company has received the fair value of services rendered by these consultants, attorneys and officers/employees.

9. Clearance Agreement

The Company expects to operate principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company will be required to maintain a deposit with the clearing broker.

10. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1. At December 31, 2006, the Company had a net capital (deficiency), as defined, of $(366,632), which was $(403,774) below its required net capital 37,142. The ratio of aggregate indebtedness to net capital was (1.52) to 1.

Since March 31, 2005, the Company has not maintained the minimum net capital requirements of rule 15c3-1. Because of the violation, the Company is not allowed to conduct a securities business until such time as the Company is again in compliance with the requirements of rule 15c3-1. As such, VIANET Direct Inc. has not affected any customer trades and or business since the date of violation.

11. Off-Balance-Sheet Risk

The Company, as an introducing broker, will clear all transactions with and for customers on a fully disclosed basis with the clearing broker, who will carry all of the accounts of such customers. The Company will not maintain margin accounts for its customers; therefore, there will be no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

From time to time, the Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2006, this credit risk amounts to $ 167,797.

12. Consulting Agreement

The Company has entered into a consulting agreement for advise on all matters of technology, market structure, financings and personnel issues which relate to the Company's implementation of its overall business plan. For providing this service, the Consultant has received 2.5 million of non-statutory stock options. (See Note 8). In addition, the consultant receives $15,000 per month for 15 months for the period beginning October 17, 2006 for a total cash payment of $225,000, if the contract is not terminated sooner by either party.

The agreement may be terminated by either party with 10 days written notice or for certain other reasons as defined in the agreement.

13. Restatement

In December 2004, the Company issued stock options to a third party for professional services to be performed. The expense associated with the issuance of the stock options was calculated incorrectly, understating additional paid-in capital, the deficit accumulated during the development stage and the net loss by $975,116. Accounting principles generally accepted in the United States of America require that the expense to be recorded from the issuance of stock options to third parties be calculated using an acceptable valuation model.

14. Deposit in Escrow

On October 2, 2006 the Company entered into a stock purchase and escrow agreement to purchase a controlling interest in New Paradigm Strategic Communications, Inc., a New York publicly traded Company. As a result, the Company deposited funds in the aggregate amount of $225,000 with an escrow agent to effectuate the purchase. On November 14, 2006, the board of directors and a majority of the stockholders voted and approved a

proposed merger, with a soon to be created entity, Vianet Acquisition Corp. On December 6, 2006, Vianet Acquisition Corp was incorporated with the intent to facilitate the proposed reverse triangular merger with New Paradigm Strategic Communications, Inc. While in the course of doing its due diligence, circumstances arose causing Company to terminate the deal. As of December 31, 2006, Vianet Acquisition Corp. has not yet been capitalized.

As a result, at December 31, 2006, the funds remain deposited in an escrow account, while the Company seeks out other potential merger candidates.

15. Managements Business Plan

As discussed in Note 1, the Company has been in the development stage since its inception on January 17, 2002 and has incurred net losses since that time. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements and the success of future operations. In view of these matters, management intends to infuse sufficient working capital, through the issuance of additional common and preferred stock and by obtaining financing, to meet ongoing operations. In addition, to open up additional avenues of financing, management has been actively seeking a candidate for a potential merger, whereby the Company would be the surviving entity.

16. Subsequent Events

On January 4, 2007, the Company entered into a stock purchase agreement with UTTI Corporation, a publicly traded Delaware corporation, whereby VIANET Direct Inc., would acquire 5 million shares of UTTI Corporation for $225,000, representing 50.5% of the issued and outstanding shares of UTTI Corporation. Pursuant to this agreement, it is expected that the Company will enter into a share exchange agreement with UTTI Corporation, thereby becoming a wholly-owned subsidiary of UTTI Corporation. Upon consummation of this transaction, the Company's shareholders will have a controlling interest in UTTI Corporation. The parties are presently negotiating a definitive share exchange agreement. The monies that had been previously deposited with the escrow agent would be transferred and used to finance the purchase. The Company is currently in the process of its final due diligence of UTTI Corporation. There can be no assurances that the stock purchase will take place in the future.

In January 2007, the Company entered into stock subscription agreements resulting in the issuance of 180,000 shares of common stock for $180,000. For every three shares of common stock issued, the stockholders received one warrant to purchase an additional share of common stock at an exercise price of $1.00, exercisable for a period of two years.

On January 31, 2007, incentive stock options issued to purchase 100,000 shares at an exercise price of $1.00 to an employee, whose services were terminated on October 31, 2006, expired.

On February 8, 2007 a certificate of merger was filed between Vianet Acquisition Corp., with and into the Company, Vianet Direct Inc. would be the surviving corporation.

* *

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Board of Directors
VIANET Direct, Inc.

We have audited the accompanying statement of financial condition of VIANET Direct, Inc. (a Development Stage Company) (the "Company") as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of VIANET Direct, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the financial statements, in December 2004, the Company issued stock options to a third party for professional services to be performed. The expense associated with the issuance of the stock options was calculated incorrectly, understating additional paid-in capital and the deficit accumulated during the development stage by $975,116. Accounting principles generally accepted in the United States of America require that the expense to be recorded from the issuance of stock options to third parties be calculated using an acceptable valuation model.

The accompanying financial statement has been prepared assuming that the Company, which is in the development stages, will continue as a going concern. The Company has incurred net losses since its inception and has experienced severe liquidity problems. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to those matters are described in Notes 15 and 16. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Weiser LLP

Lake Success, N.Y.
March 1, 2007

END